SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              dated March 26, 2002


                                    BP p.l.c.
                 (Translation of registrant's name into English)


          BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                   Form 20-F   X           Form 40-F
                            -------                  -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                         Yes                      No    X
                            -------                  -------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP p.l.c., BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC, BP AUSTRALIA CAPITAL MARKETS LTD, BP CANADA FINANCE CO AND BP AMERICA INC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


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The following documents are furnished herewith and made part of this Report pursuant to the General Instructions to Form 6-K.


EXHIBIT 1.1

Purchase Agreement Standard Provisions (2002-A Edition)(BP Capital Markets p.l.c.), updating the PURCHASE AGREEMENT - STANDARD PROVISIONS filed as Exhibit
1.1 to the Registration Statement No. 333-83180-03.

EXHIBIT 4.1

Indenture among BP p.l.c., BP Capital Markets p.l.c. and JP Morgan Chase Bank dated as of March 8, 2002, updating the FORM OF INDENTURE - BP CAPITAL MARKETS p.l.c. filed as Exhibit 4.2 to the Registration Statement No. 333-83180-03.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BP p.l.c.
                                  (REGISTRANT)





Dated:  March 26, 2002

                                                 /s/ D.J. PEARL
                                                 -------------------------------
                                                 NAME:  D.J. PEARL
                                                 TITLE: DEPUTY COMPANY SECRETARY